Gitennes

February 22, 2007

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

Dear Sir/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, please find enclosed, one copy of each of the following:

- News Releases dated December 21, 2006, February 9, 2007 and February 21, 2007

We trust you will find this in order.

GITENNES EXPLORATION INC.

Sue Chipperfield
Administrative Assistant

:SC
Enclosures.

Gitennes X

GITENNES RECEIVES INITIAL ROYALTY PAYMENT

Vancouver, December 21, 2006: Gitennes Exploration Inc. (TSX-GIT) is pleased to report that it has received an initial payment from the 2% net smelter returns ("NSR") royalty which Gitennes holds on gold production at the Virgen Mine, Peru. The NSR royalty payment is calculated on the basis of payable gold production of 35,334 ounces during the six-month period from May 15 to October 15, 2006. The total pre-tax royalty payment due is US $425,907. Net proceeds to Gitennes after withholding taxes total US $ 298,134. The initial payment is US $149,067. Three more payments of US $49,689 plus interest are to be received in each of January, February and March 2007.

Background: Under the terms of the NSR royalty, Gitennes is entitled to a 2% NSR royalty payment on gold production from the Virgen Property. The royalty payment was triggered once production exceeded 145,000 ounces on May 15, 2006, and is payable every six months. This being the first such payment made by the Virgen Mine, Gitennes is working with the mine operator, Compañia Minera San Simon S.A. ("San Simon"), to ensure that the royalty payments are done in the spirit of the NSR agreement, in accordance with all regulatory requirements, and that future royalty payments are made in a timely fashion.

The Virgen Mine is operating on a gold discovery made by Gitennes in 1997 – 1998, situated 22 kilometres east of Barrick Gold Corporation's mining operations at Lagunas Norte. At Virgen, one target on the property, Zona Rio Suro was drilled by Gitennes between February 1997 and June 1998, and then by Cambior from February to July 1999. The property was sold to private Peruvian interests in 2001, and placed into production in September 2003. The mine is an open pit, heap leach operation producing gold and by-product silver from run-of-mine ore. Gitennes has no mine production or reserve information other than that available on public domain web sites. Gitennes cannot independently verify or confirm any information published on these web sites.

Historical Resource Estimates: Earlier resource estimates were prepared by (1) Roscoe Postle Associates Inc. (RPA) on behalf of Gitennes and (2) Cambior Inc. using terminology as defined by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves. These resource estimates were prepared prior to the adoption of National Instrument 43-101. Gitennes believes that these historical estimates are useful inasmuch as they encompass those areas of the property that have been or are currently being mined. However, the current relevancy of the historical estimates is questionable as they were made during a period of lower metal prices and with less information than is now available only to San Simon. Since these estimates were made the operator will likely have completed additional drill holes, developed revised ore deposit models and have produced a mine production plan, none of which has been made available to Gitennes.

1) On October 19, 1998 Gitennes issued an *in situ mineral resource* estimate prepared by for what was then known as the Zona Rio Suro Sur and is now called Suro Sur. The Zona Rio Suro was one of ten mineralized gold zones that had been found on the Virgen Property, and was sufficiently advanced to permit a preliminary resource calculation.

Resource Category	Tonnes	Grade g/t Gold	Ounces Gold
Measured	2,435,000	2.15	168,400
Indicated	1,162,000	0.98	36,500
Total Measured and Indicated	3,597,000	1.77	204,900
Inferred	2,972,000	1.71	163,900

Suite 2390 – 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
email: info@gitennes.com website: www.gitennes.com

Gitennes

GITENNES TO SELL ROYALTY INTEREST FOR US$ 1,500,000

Vancouver, February 9, 2007 : Gitennes Exploration Inc. (TSX-GIT) advises that it has reached an arms-length agreement to sell its 2% net smelter returns royalty on gold production at the Virgen Mine in Peru in return for payments totalling US$ 1,500,000. Under the terms of the agreement, Gitennes will receive an initial payment of US$ 700,000 followed by four equal payments of US$ 200,000 with the last payment being due no later than May 18, 2007.

For further information contact:

Jerry Blackwell
President
604-682-7970

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe or infer future plans, intentions, objectives or goals, including words to the effect that Gitennes or management expects a stated condition or result to occur and specifically Gitennes' anticipation that its royalty payments will be continue to be received. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Gitennes' ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements.

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
email: info@gitennes.com website: www.gitennes.com

Gitennes Exploration

GITENNES EXPLORATION - TUCUMACHAY, TOTOROKO AND ROYALTY UPDATES

Vancouver, BC; February 21, 2007: Gitennes Exploration Inc. (TSX-GIT) announces reverse circulation (RC) drill results from its **Tucumachay Project** in central Peru. Drilling was confined to areas of disseminated gold mineralization in the south of the property. None of the high-grade zinc prospects found elsewhere at Tucumachay were tested. The drill programme was undertaken in late 2006, comprising 1990 metres in 28 holes.

New results from step-out holes include (true widths are not known):

Hole	From (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)	Zinc (%)	Target
TRC06-01	11 - 19	8	1.1			Cerro Oeste
TRC06-02	8 - 38	**30**	0.7			Cerro Oeste
Incl.	13 - 21	8	1.4			
And	18 - 21	3	2.3			
TRC06-03	0 - 14	14	0.6	4.6		Leonardo Norte
TRC06-04	8 - 11	3	1.1			Leonardo Norte
And	58 – 91	33	0.5			
Incl	67 – 72	5	1.0			
TRC06-05	21 – 79	**58**	0.7			Leonardo Norte
Incl	52 – 62	10	1.8			
And	56 – 62	6	2.2			
Incl.	56 – 59	3	3.5			
TRC06-06	14 – 23	9	0.8			Leonardo Norte
Incl	18 – 22	4	1.2			
And	42 – 58	16	0.9			
Gap (Cave)	58 – 61	3	-			
And	61 – 67	6	0.8			
TRC06-07	1 – 23	22	0.9		0.7	Greg
Incl	7 – 21	14	1.1		0.9	
And	16 – 22	6	1.3	3.2	2.2	
TRC06-08	11 – 24	13	1.5			Greg
Incl	12 – 19	7	1.9			
TRC06-09	5 – 34	29	0.6			Leonardo Norte
Incl	31 – 34	3	1.8	4.4		
Gap (Cave)	34 – 37	3	-			
And	37 – 41	4	2.0	3.3		
TRC06-11	18 – 31	13	0.8			Leonardo Norte
Incl	27 – 30	3	2.0			
And	50 – 58	8	1.3	5.2		
TRC06-12	13 – 32	19	0.9	2.7	0.2	Leonardo Norte
Incl	15 – 27	12	1.1	2.7		
And	51 – 59	8	0.5	2.0		
TRC06-13	28 – 37	9	0.6			Leonardo
TRC06-14	48 – 52	4	0.7	2.8		Leonardo
TRC06-15	22 - 37	15	0.4	2.4		Leonardo Norte
TRC06-23	28 – 48	20	0.4			Cliff
TRC06-24	10 – 31	21	0.3			Cliff
Incl	10 – 12	2	1.6			
TRC06-27	8 – 16	8	1.1			*New Area*
Incl	11 – 15	4	1.8			
And	27 - 30	3	1.3			

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
email: info@gitennes.com website: www.gitennes.com

All holes are within La Nariz, or the southern nose of the regional anticline. The bulk of the drilling was on the west limb of the fold where it is cut by a regional structure, the Falla Islaycocha. This reverse fault extends through the Tucumachay property; many of the known gold prospects are in close proximity to this structure. A parallel fault may exist on the east side of the anticline and may also play an important role in gold mineralization.

The Cerro Oeste target (holes TRC06-1 and 2) and the Greg target (holes TRC06-7 and 8) are within the hanging wall of the Islaycocha. Both targets are situated in a panel of thrusted and fractured limestone, mudstone and shale. Mineralized intervals reported here are comparable to those returned from earlier core holes. These targets occur at either end of a 600 metre-long corridor that remains untested by drilling.

The Leonardo Norte (holes TRC06-3, 4, 5, 6, 9, 11, 12 and 15) and Leonardo (holes TRC06-13 and 14) targets are in the footwall of the Islaycocha, and gold mineralization is found within fractured limestone and mudstones over true thickness is of up to 45m. These reverse circulation drill holes returned assay results that are comparable or higher than those obtained in earlier core-drill programmes. Results from both the reverse circulation drilling and previous core drilling are highly encouraging and suggest that a potentially economic gold deposit may be outlined through continued drilling.

The Cliff zone (holes TRC06-23 and 24) is located on the southeastern limb of the anticline and adjacent to a second major fault. Gold mineralization is found within strongly silicified siltstones and fractured limestone. The holes represent significant step-outs (175 to 225 metres) from earlier core holes and suggest that an extensive sheet-like body of silicified and mineralized rock is present.

Hole TRC06-27 is located 700 metres north of the Cliff, along the eastern limb, in an area of intensely fractured and collapsed limestone. An earlier core hole (T06-38 with 7.55 metres grading 0.98 g/t gold) drilled 100 metres to the southwest also returned indications of potentially economic gold mineralization. More drilling is warranted in this new target area.

Holes TRC06-16 to 22, 25, 26 and 28 are reconnaissance holes collared to test geological and geophysical targets. Most of these holes did not encounter mineralization of interest; several were abandoned prematurely due to poor ground conditions. The drill programme at Tucumachay was hampered by severe weather conditions during November and December (and continuing to this time). Proposed drill set-ups abandoned or not occupied will be available once the unusually heavy rainy season ends.

The Tucumachay Project was acquired from Inmet Mining Corporation. Once Gitennes has completed 12,000 metres of drilling Inmet may elect to earn-back a 60% interest in the project by spending three times Gitennes' total expenses to that point.

Cross-sections and drill plans pertaining to this release are to be found at the Company's website at www.gitennes.com.

TotoRoko Update: The Company has increased the size of the property to 1,900 hectares. The added property covers a 200 to 300 metre extension of the zone of copper-silver mineralization announced November 2nd, 2006. Four large composite grab samples collected from scattered outcrops during the initial prospecting returned 28.0 g/t Ag and 2.06%Cu, 65.8 g/t Ag and 4.10% Cu, 33.0 g/t Ag and 2.90% Cu and 32.6 g/t Ag and 1.25% Cu.

Surface mineralization at TotoRoko is oxidized and secondary copper minerals such as chrysocola and malachite are observed in outcrop. Rock textures indicate that the original sulphide minerals occurred as disseminations or along fractures in metasomatized Jurassic-aged volcanic tuffs and volcanically-derived sediments.

Work at Tucumachay and TotoRoko is supervised by A. Fernandez-Baca (P.Geo.). Analytical services are provided by ALS Chemex Laboratories and SGS Laboratories in Lima, Peru. The technical information in this release has been reviewed by J. Blackwell (P.Geo.), a Qualified Person as defined in National Instrument 43-101.

Virgen Royalty Update: The sale of the royalty is proceeding, and the initial US $700,000 payment has been received. Remaining payments totaling US $800,000 are expected over the next two months.

Two outstanding royalty payments have also been received totaling US $101,000 and one remaining payment of US $50,500 is due in mid-March.

For further information, contact:

J. Blackwell, President
604-682-7970

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe or infer future plans, intentions, objectives or goals, including words to the effect that Gitennes or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Gitennes' ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements.

END